Exhibit d-4

September 17, 2018

The Alger Funds

360 Park Avenue South

New York, NY 10010

Dear Sirs:

Fred Alger Management, Inc. (“FAM”) hereby agrees to reimburse other expenses of the Funds listed on Schedule A.  This expense reimbursement arrangement will remain in place for the life of the Fund. FAM will reimburse expenses to the extent other Fund operating expenses, excluding the Management Fee, exceed the rate of average daily net assets indicated on Schedule A. This expense reimbursement arrangement does not include dividend expense on short sales, borrowing costs, interest, taxes, brokerage and extraordinary expenses.

FAM understands and intends that the Fund will rely on this Expense Reimbursement Agreement in preparing and filing its registration statements on Form N-1A and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes.

This agreement may not be terminated during the life of the Fund.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

Fred Alger Management, Inc.

/s/ Tina Payne
By: Tina Payne, SVP

Accepted by:
The Alger Funds

/s/ Hal Liebes
By: Hal Liebes, President

SCHEDULE A

Portfolio Name	Share Class	Expense Cap
Alger 25 Fund	P	0.10%
Alger 25 Fund	P-2	0.10% excluding Shareholder Servicing and Sub-Transfer Agent Fees
Alger 35 Fund	P	0.10%
Alger 35 Fund	P-2	0.10% excluding Shareholder Servicing and Sub-Transfer Agent Fees